BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

July 19, 2011

Re:	Francesca’s Holdings Corporation
Registration Statement Filed on Form S-1
Registration No. 333-173581

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 12, 2011 and the date hereof the number of Preliminary Prospectuses dated July 12, 2011, which were furnished to 6 prospective underwriters and distributed to underwriters, institutional investors, invididuals, dealers, brokers and others was approximately 1,963.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Washington, D.C. time, on July 21, 2011 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

JEFFERIES & COMPANY, INC

As Representatives of the several Underwriters

GOLDMAN, SACHS & Co.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

J.P. MORGAN SECURITIES LLC

By:	/s/ Nikolas Johnston
	Name:	Nikolas Johnston
	Title:	Executive Director

JEFFERIES & COMPANY, INC.

By:	/s/ Michael S. Bauer
	Name:	Michael S. Bauer
	Title:	Managing Director